SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DAMON INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

235750106

(CUSIP Number)

Damon Jay Giraud

342 15th Street W

North Vancouver, British Columbia V7M 1S5

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 235750106

1	Name of reporting person
Damon Jay Giraud

2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☐ (b)

3	SEC use only

4	Source of funds (See Instructions)

☐ Subject Company - Company whose securities are being acquired (SC)
☐ Bank (BK)
☐ Affiliate - Affiliate or reporting person (AF)
☐ Working Capital - Working Capital of reporting person (WC)
☐ Personal Funds - Personal Funds of reporting person (PF)
☒ Other (OO)

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or place of organization
Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
535,996 (1)(3)

	8	Shared Voting Power
1,381,039 (2)(3)

	9	Sole Dispositive Power
535,996 (1)(3)

	10	Shared Dispositive Power
1,381,039 (2)(3)

11	Aggregate amount beneficially owned by each reporting person
1,917,035

12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐

13	Percent of class represented by amount in Row (11)
9.0%(4)

14	Type of Reporting Person (See Instructions)

☐ Broker Dealer (BD)	☐ Bank (BK)
☐ Church Plan (CP)	☐ Corporation (CO)
☐ Employee Benefit Plan or Endowment Fund (EP)	☒ Individual (IN)
☐ Investment Adviser (IA)	☐ Insurance Company (IC)
☐ Investment Company (IV)	☐ Parent Holding Company/Control Person (HC))
☐ Partnership (PN)	☐ Savings Association (SA)
☐ Other (OO)

Comment for Type of Reporting Person:

(1)	Represents common shares issuable upon (i) conversion of 10,142 multiple voting shares (“Multiple Voting Shares”) of Damon Inc. (the “Company” or the “Issuer”) and (ii) exercise of 525,854 options to purchase common shares which are immediately exercisable, both directly owned by Mr. Giraud.
(2)	Represents common shares issuable upon conversion of 1,381,039 Multiple Voting Shares owned by Lime Dragon Holdings Corp., of which Mr. Giraud serves as the sole director and sole shareholder.
(3)	The Multiple Voting Shares are convertible into common shares on a one-for-one basis at any time at the option of the holders thereof and automatically in certain other circumstances as set forth in the articles of the Company and a Founder Agreement, dated November 13, 2024, between the Company and Mr. Giraud (the “Founder Agreement”).
(4)	The percentage ownership is based upon 19,376,429 common shares issued and outstanding as of November 13, 2024, as set forth in the Issuer’s current report on Form 8-K filed with the U.S. Securities and Exchange Commission on November 18, 2024.

SCHEDULE 13D

CUSIP No. 235750106

1	Name of reporting person
Lime Dragon Holdings Corp.

2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☐ (b)

3	SEC use only

4	Source of funds (See Instructions)

☐ Subject Company - Company whose securities are being acquired (SC)
☐ Bank (BK)
☐ Affiliate - Affiliate or reporting person (AF)
☐ Working Capital - Working Capital of reporting person (WC)
☐ Personal Funds - Personal Funds of reporting person (PF)
☒ Other (OO)

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or place of organization
British Columbia, Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
0

	8	Shared Voting Power
1,381,039 (1)(2)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
1,381,039 (1)(2)

11	Aggregate amount beneficially owned by each reporting person
1,381,039

12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐

13	Percent of class represented by amount in Row (11)
6.7%(3)

14	Type of Reporting Person (See Instructions)

☐ Broker Dealer (BD)	☐ Bank (BK)
☐ Church Plan (CP)	☒ Corporation (CO)
☐ Employee Benefit Plan or Endowment Fund (EP)	☐ Individual (IN)
☐ Investment Adviser (IA)	☐ Insurance Company (IC)
☐ Investment Company (IV)	☐ Parent Holding Company/Control Person (HC))
☐ Partnership (PN)	☐ Savings Association (SA)
☒ Other (OO)

Comment for Type of Reporting Person:

(1)	Represents common shares issuable upon conversion of 1,381,039 Multiple Voting Shares directly owned by Lime Dragon Holdings Corp.
(2)	The Multiple Voting Shares are convertible into common shares on a one-for-one basis at any time at the option of the holders thereof and automatically in certain other circumstances as set forth in the articles of the Company and the Founder Agreement.
(3)	The percentage ownership is based upon 19,376,429 common shares issued and outstanding as of November 13, 2024, as set forth in the Issuer’s current report on Form 8-K filed with the U.S. Securities and Exchange Commission on November 18, 2024.

SCHEDULE 13D

Item 1.	Security and Issuer

(a)	Title of Class of Securities:
Common Shares

(b)	Name of Issuer:
Damon Inc.

(c)	Address of Issuer’s Principal Executive Offices:
704 Alexander Street
Vancouver, British Columbia, Canada V6A 1E3

Item 1 Comment:

Item 2.	Identity and Background

Item 2: Identity and Background: If the person filing this statement or any person enumerated in instruction C of this statement is a corporation, general partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this item, If the person filing this statement or any person enumerated in instruction C is a natural person, provide the information specified in (a)(A) through (f) of this item with respect to such person(s).

(a)	Name

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1) Damon Jay Giraud
(2) Lime Dragon Holdings Corp. (“Lime Dragon”)

(b)	Residence or business address

The business address of the Reporting Persons is 704 Alexander Street, Vancouver, British Columbia, Canada V6A 1E3.

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

The principal occupation of Mr. Giraud is serving as Chief Executive Officer and Executive Chairman of the Board of Directors of the Issuer.

The principal business of Lime Dragon is holding investments in the Issuer.

(d)	Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) and, if so, give he dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case

(e)	Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgement, decree or final order

During the last five years, neither of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

Mr. Giraud is a citizen of Canada.

Lime Dragon is a corporation incorporated in British Columbia, Canada.

Item 3.	Source and Amount of Funds or Other Consideration

State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in section 3(a)( A )(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

Source and Amount of Funds or Other Consideration

On November 13, 2024, Damon Inc. (the “Company”), previously known as Grafiti Holding Inc., consummated its business combination (the “Business Combination”) with Damon Motors Inc. pursuant to a Business Combination Agreement, dated October 23, 2024, among the Company, Damon Motors Inc., XTI Aerospace Inc. and 1444842 B.C. Ltd. (as amended, the “Business Combination Agreement”). The subject shares were acquired in exchange for certain securities held by the Reporting Persons in Damon Motors Inc. immediately prior to the closing, which, pursuant to the Business Combination Agreement, converted into Multiple Voting Shares of the Company. The Multiple Voting Shares are convertible into common shares on a one-for-one basis at any time at the option of the holders thereof and automatically in certain other circumstances as set forth in the articles of the Company and the Founder Agreement. In addition and also pursuant to the Business Combination Agreement, options to purchase common shares of Damon Motors Inc. were converted into options of the Company, which are immediately exercisable. Except as described above in this Item 3, the Reporting Persons did not pay any cash or other consideration for the shares reported on this Schedule 13D.

Item 4.	Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act;or

(j)	Any action similar to any of those enumerated above.

Purpose of Transaction

Mr. Giraud is the founder of Damon Motors Inc. and has served as the Chief Executive Officer and Executive Chairman of the Board of Directors of the Issuer since the closing of the Business Combination. Therefore, Mr. Giraud may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in subparagraphs (a) through (j) of this Item 4 of Schedule 13D. Other than as described herein, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D. However, the Reporting Persons reserve the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional common shares and/or retain and/or sell all or a portion of the common shares held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the common shares to be acquired or held by the Reporting Persons to other entities. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the common shares, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor’s need for liquidity, and other future developments. Any future acquisitions of the common shares by the Reporting Persons will be subject to the Issuer’s policies, including its insider trading policy, as applicable.

Item 5.	Interest in Securities of the Issuer

State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of section 13(d)(3) of the Act;

(a)	Aggregate Number and Percentage of the Class of Securities Identified

The aggregate number and percentage of the common shares beneficially owned by each Reporting Person and the number of common shares as to which there is sole power to vote or to direct the vote, shares power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of, and the footnotes included on, the applicable cover pages of this Schedule 13D, all of which are incorporated herein by reference.

For each person named in response to paragraph (a)(A ),indicate the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

(b)	Number of Shares

The aggregate number and percentage of the common shares beneficially owned by each Reporting Person and the number of common shares as to which there is sole power to vote or to direct the vote, shares power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of, and the footnotes included on, the applicable cover pages of this Schedule 13D, all of which are incorporated herein by reference.

Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 130 (§ 240.13d-101),whichever is less, by the persons named in response to paragraph (a).

Instruction. The description of a transaction required by Item S(c) shall include, but not necessarily be limited to:(1) The identity of the person covered by Item S(c) who effected the transaction;(2) the date of transaction;(3) the amount of securities involved;(4) the price per share or unit; and (S) where and how the transaction was effected.

(c)	Transaction Description

Except as described in Item 4, during the past 60 days neither of the Reporting Persons has effected any transactions in the Common Shares.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

(d)	Statement and listing of Shareholders

None.

If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

(e)	State the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including any class of such issuer’s securities used as reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Description of contracts, arrangements, understandings or relationships

The information set forth in Items 3, 4 and 5 above is incorporated herein by reference.

Coattail Agreement and Founder Agreement

In connection with the issuance of 1,391,181 Multiple Voting Shares to Jay Giraud, the Company’s CEO and director, and its controlled entity, Lime Dragon Holdings Corp., on November 13, 2024, the Company and Mr. Giraud entered into a coattail agreement (the “Coattail Agreement”) and a founder agreement (the “Founder Agreement”).

Coattail Agreement

Under the Coattail Agreement, any sale of Multiple Voting Shares (other than a transfer to a pledgee as security) by a holder of Multiple Voting Shares party to the Coattail Agreement will be conditional upon the transferee becoming a party to the Coattail Agreement, to the extent such transferred Multiple Voting Shares are not automatically converted into common shares, also referred to as Subordinate Voting Shares herein, in accordance with the Articles.

The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Subordinate Voting Shares. The obligation of the trustee to take such action will be conditional on the combined company or holders of the Subordinate Voting Shares providing such funds and indemnity as the trustee may reasonably require. No holder of Subordinate Voting Shares will have the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Subordinate Voting Shares and reasonable funds and indemnity have been provided to the trustee.

Other than in respect of non-material amendments and waivers that do not adversely affect the interests of holders of Subordinate Voting Shares, the Coattail Agreement provides that, among other things, it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of any applicable securities regulatory authority in Canada or the United States; and (b) the approval of at least two-thirds of the votes cast by holders of Subordinate Voting Shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to Subordinate Voting Shares held by the holder of Multiple Voting Shares or their affiliates and related parties and any persons who have an agreement to purchase Multiple Voting Shares on terms which would constitute a sale or disposition for purposes of the Coattail Agreement, other than as permitted thereby. Non-material amendments and waivers that do not adversely affect the interests of holders of Subordinate Voting Shares shall be subject to the approval of any applicable exchange on which the Subordinate Voting Shares trade but shall not require approval of holders of Subordinate Voting Shares.

The Coattail Agreement provides that, in the event that a lender transfers or takes beneficial ownership of Multiple Voting Shares pursuant to an enforcement by a lender of a pledge of, or other security interest in, such Multiple Voting Shares, the applicable Multiple Voting Shares will automatically be converted into Subordinate Voting Shares pursuant to the Articles such that, as a result of such enforcement, the applicable lender does not hold Multiple Voting Shares. Any Multiple Voting Share held by a lender pursuant to a pledge or other grant of a security interest shall be deemed to continue to be held by Jay Giraud so long as the lender has not transferred or taken beneficial ownership of such Multiple Voting Share pursuant to an enforcement by the lender of a pledge of, or other security interest in, such Multiple Voting Shares. A lender will have no rights as a shareholder until the occurrence of an event of default under the loan agreement.

No provision of the Coattail Agreement will limit the rights of any holders of Subordinate Voting Shares under applicable law.

Coattail Agreement

Under the Founder Agreement, Mr. Giraud shall not be entitled to transfer any of the Multiple Voting Shares to any other person, except for certain permitted transferees. Jay Giraud has also agreed to convert his Multiple Voting Shares into common shares upon:

●     The shipment of 1,000 motorcycles to customers by the combined company; and

●     Jay Giraud ceasing to be an executive officer of the combined company due to his voluntary resignation as both a director and an officer of the combined company, or his termination as an executive officer for cause (which termination has been confirmed by a court of competent jurisdiction, or in respect of which a claim is not brought within 90 days following such termination).

In addition, under the Founder Agreement, Mr. Giraud has agreed that he will not vote or cause to be voted more than one-seventh of the number of Multiple Voting Shares that he owns, or over which he has voting control, in favour, against or withheld on a vote for the election or removal directors, except in the case of a vote for the election of directors proposed in any management information circular of the Company, in which case Mr. Giraud will be entitled to vote all Multiple Voting Shares held by him in favour of the slate of directors proposed in such management information circular.

The foregoing descriptions of the Coattail Agreement and the Founder Agreement do not purport to be complete and are qualified in their entirety by the full text of the respective agreements, which are filed as Exhibits 2 and 3 to this Schedule 13D and are incorporated herein by reference.

Lock-Up Agreement

In connection with the entry in to the Business Combination Agreement by Damon Motors Inc., Mr. Giraud entered into a lock-up agreement, under which Mr Giraud agreed to lock-up restrictions with respect to any securities of the Company acquired pursuant to the Business Combination Agreement for 180 days following the closing of the Business Combination.

The foregoing description of the lock-up agreement does not purport to be complete and is qualified in its entirety by the full text of the agreement, a form of which is filed as Exhibit 4 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

The following shall be filed as exhibits: Copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(k) and copies of all written agreements, contracts, arrangements, understanding, plans or proposals relating to: (1) The borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure, or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder’s fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Enter in exhibit description or URL to incorporate filings by reference

1.	Joint Filing Agreement
2.	Coattail Agreement, dated as of November 13, 2024, by and among the Company, Jay Giraud and Odyssey Trust Company (incorporated by reference to Exhibit 10.18 to the current report on Form 8-K filed by the Issuer on November 18, 2024)
3.	Founder Agreement, dated as of November 13, 2024, by and between the Company and Jay Giraud (incorporated by reference to Exhibit 10.19 to the current report on Form 8-K filed by the Issuer on November 18, 2024)
4.	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.5 to the current report on Form 8-K filed by XTI Aerospace Inc. (formerly Inpixon) on October 23, 2023)

Schedule 13D: Signature

The original statement shall be signed by each person on whose behalf the statement is filed or such person’s authorized representative. If the statement is signed on behalf of a person by such person’s authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath such person’s signature.

Attention - Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Reporting Person/Group Name:	Damon Jay Giraud Lime Dragon Holdings Corp.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

/s/ Damon Jay Giraud

By (Signature)

Damon Jay Giraud, individually and as representative of Lime Dragon Holdings Corp.

By (Name/Title)

November 20, 2024

Date

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